Viking Investments Group, Inc.

1330 Avenue of the Americas

Suite 23A

New York, New York 10019

November 17, 2016

Via Edgar Only

Karl Hiller

Branch Chief, Office of Natural Resources

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mail Stop 4628

Washington, D.C. 20549

Re:	Viking Investments Group, Inc. Form 8-K Filed October 13, 2016 Form 8-K/A Filed November 2, 2016 File No. 000-29219

Dear Mr. Hiller:

Viking Investments Group, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 10, 2016, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 8-K/A filed November 2, 2016

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant’s Certifying Accountant and Item 4.02 Non-Reliance on Previously Issue Financial Statements or a Related Audit Report or Completed Interim Review

1. We note that you have amended your Form 8-K to address comments in our letter dated October 21, 2016, although you have not provided a written response.

We see that you have filed the letters that were required pertaining to your change in auditors and disagreements with auditors. However, you have also added disclosures and removed previous disclosures in the amendment. We have additional comments in this letter regarding these changes that you will need to address.

Please submit a written response to our prior comment letter, and a separate written response to the comments in this letter as correspondence on EDGAR.

RESPONSE: A written response to the Staff’s prior comment letter dated October 21, 2016, has been submitted via EDGAR.

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2. We note that you added disclosure referencing the engagement of a new accounting firm on October 28, 2016, and removed previous disclosure about the engagement of a new accounting firm on September 2, 2016. Specifically, you previously stated –

“On September 2, 2016 (the "Engagement Date"), the Company engaged RBSM LLP ("RBSM") as its independent registered public accounting firm. The decision to engage RBSM as the Company's independent registered public accounting firm was approved by the Company's board of directors.”

Such disclosure has been removed in the amendment without explanation or apparent rationale. However, you continue to explain within the Item 4.02 disclosures that RBSM LLP will review interim financial statements and that you have not arranged for the audit of your 2015 financial statements. In place of the disclosure referenced above, your new disclosure under Item 4.01 of the Form 8-K amendment states –

“On October 28, 2016 (the “Engagement Date”), the Company engaged Mohle Adams (“New Auditor”) as its independent registered public accounting firm for the Company’s fiscal year ended December 31, 2015. The decision to engage the New Auditor as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors.”

Given your previous disclosure, you should clarify the circumstances under which the engagement of Mohle Adams occurred, and the status of your relationship with RBSM LLP. Please file an amendment to the Form 8-K to (i) restore prior disclosures to the extent they were accurate when initially reported, also clarifying any inaccuracies, and (ii) if the engagement of RBSM LLP remains active, describe your plans with regard to any segmentation of audit and review responsibilities between firms, clarifying the scope of work each firm is expected to complete under present engagements, and indicate the expected timing of all audit and review work to be undertaken.

Please clarify which firm is engaged as your principal auditor.

RESPONSE: The Company filed two Current Reports on Form 8-K on November 14, 2016, and November 15, 2016 (the “Subsequent Reports”), regarding changes in the Company’s certifying accountant after October 13, 2016, and pursuant to our discussion with the Staff on November 16, 2016, the Company filed a second amendment (the “Second Amended Report”) to the Current Report on Form 8-K filed on October 13, 2016 (the “Original Report”), to restore prior Item 4.01 and Item 4.02 disclosures in the Original 8-K (i.e., stating that as of September 2, 2016, the Company had retained RBSM LLP as the Company’s independent registered public accounting firm, the Company engaged RBSM LLP only with respect to the financial statements included in the Company’s Forms 10-Q for the periods ending March 31, 2016 and June 30, 2016, and that the Company had not yet engaged a new independent registered public accounting firm to audit the Company’s 2015 financial statements). The Second Amended Report includes an explanatory prefatory note stating that the Second Amended Report should be read in conjunction with the Subsequent Reports since the Second Amended Report speaks only as of October 13, 2016. The Company’s Current Report on Form 8-K filed on November 15, 2016, further clarified that RBSM LLP had only been engaged to review the Company’s Forms 10-Q for the periods ending March 31, 2016 and June 30, 2016, and was dismissed on October 28, 2016. As of November 17, 2016, Turner, Stone & Company, L.L.P. is the Company’s sole independent registered public accounting firm.

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3. Given the revisions that appear necessary to correct your disclosures, it appears you will need to obtain and file an updated letter from your prior auditors that addresses all of the disclosures you provide under Item 4.01 and Item 4.02 of Form 8-K.

RESPONSE: As we have amended such Form 8-K to restore prior Item 4.01 and 4.02 disclosures pursuant to our conversations with the Staff, the Company does not believe an updated letter needs to be obtained or filed.

4. If the engagement of RBSM LLP is no longer active, file a separate Form 8-K to report this event, along with the information outlined in the preceding comment that pertains to the transition to and engagement of Mohle Adams, covering any division of work between firms, and the information required under Item 4.01 of Form 8-K and Item 304(a) of Regulation S-K. In this case, also provide RBSM LLP with the disclosures you will make and obtain and file a letter from RBSM LLP stating –

(i) whether it agrees with the statements you have made in addressing each of the Item 4.01 and Item 4.02 requirements of Form 8-K, and

(ii) if it is not in full agreement with your statements, the respects in which it does not agree.

RESPONSE: We filed a separate Form 8-K for the change from RBSM LLP to Mohle Adams, LLP, with the requisite RBSM LLP letter filed as Exhibit 16.1 thereto, on November 15, 2016.

5. Please revise the information provided under Item 4.02 of Form 8-K, which presently indicates you have not engaged a firm to reaudit your prior financial statements, to clarify the involvement of RBSM LLP with respect to the audit and review of both prior and future periods. As it appears that Green and Company CPAs will not reissue their audit opinion for prior years, your plans to obtain a reaudit of both the 2014 and 2015 financial statements should be addressed. When you amend your Form 10-K, you will need to include an audit opinion from independent accountants that covers each period.

RESPONSE: Pursuant to our discussion with the Staff on November 16, 2016, the Company has filed the Second Amended Report to restore prior Item 4.01 and Item 4.02 disclosures in the Original 8-K, with an explanatory prefatory note in the Second Amended Report that the Second Amended Report should be read in conjunction with the Subsequent Reports as the Second Amended Report speaks only as of October 13, 2016. The Subsequent Reports clarify our current involvement with RBSM LLP, and as previously stated, RBSM LLP had only been engaged to review the Company’s financial statements in its Forms 10-Q for the periods ending March 31, 2016 and June 30, 2016, and RBSM LLP was dismissed on October 28, 2016. We understand that we will need to include audit opinions from independent accountants that cover the 2014 fiscal year as well as the 2015 fiscal year.

Thank you for your assistance and review.

Sincerely,

/s/ James Doris
James Doris
Chief Executive Officer

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